EXHIBIT 3

FIRSTSERVICE CORPORATION

Management’s discussion and analysis for the year ended December 31, 2019

(in US dollars)

February 20, 2020

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2019. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2019 and up to and including February 20, 2020.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “Adjusted EBITDA” and “Adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

FirstService’s business

FirstService is a leading provider of branded essential property services comprised of two reportable operating segments: (i) FirstService Residential, the largest provider of residential property management services in North America; and (ii) FirstService Brands, a leading provider of essential property services to residential and commercial customers through both franchise systems and company-owned operations. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. FirstService Residential and FirstService Brands are described in further detail in our Annual Information Form.

Consolidated review

Our consolidated revenues for the year ended December 31, 2019 were $2.41 billion, an increase of 25% over the prior year. The top-line performance included approximately 7% organic growth, with the balance from recent acquisitions, with resulting growth in Adjusted EBITDA and Adjusted EPS (see definitions and reconciliations below). GAAP Operating Earnings and earnings per share were down versus the prior year period as a result of recognizing an expense associated with settling the long-term incentive arrangement (“LTIA”) with our Founder and Chairman in the amount of $314.4 million.

We acquired controlling interests in fifteen businesses in 2019, including three in our FirstService Residential segment and twelve in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $579.9 million. Our acquisition of Global Restoration (aka Bellwether FOS Holdco, Inc.) was the largest acquisition of 2019, with a purchase price of $506.7 million (net of cash acquired). Global Restoration is a market leader in large loss and commercial property restoration, and provides us with a platform for future growth both organically and through tuck-under acquisitions to expand its geographic footprint and increase its national client account coverage.

Our tuck-under acquisitions increase the geographic footprint and broaden our service offering at FirstService Residential. They also support the growth of our company-owned operations at FirstService Brands, including acquisitions of California Closets and Paul Davis Restoration franchises in selected key markets and expansion of our operations and broadening of our service capabilities at Century Fire.

Results of operations – year ended December 31, 2019

Our revenues were $2.41 billion for 2019, up 25% relative to 2018. The increase included organic revenue growth of 7%, with the balance coming from recent acquisitions.

The operating loss for the period was $174.4 million, down from $127.6 million of operating earnings in the prior year period, with the decrease attributable to the settlement of the LTIA with our Founder and Chairman in the amount of $314.4 million. Adjusted EBITDA rose 23% to $235.2 million in 2019 versus $190.6 million in the prior year. Our FirstService Residential division generated earnings growth in 2019 as a result of strong organic growth and modest operating margin improvements. Our FirstService Brands division was positively impacted by solid organic growth and significant acquisition growth in 2019.

Depreciation expense was $40.9 million in 2019 relative to $35.3 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Amortization expense was $38.7 million in 2019 relative to $17.5 million in 2018, with the increase attributable to our significant Global Restoration acquisition in the FirstService Brands segment.

Net interest expense increased to $32.1 million in 2019 from $12.6 million in the prior year, with the difference primarily attributable to an increase in our average outstanding debt to finance the Global Restoration acquisition. Our weighted average interest rate increased to 4.4% in 2019 from 4.0% in the prior year.

Other income of $6.0 million was primarily due to the gain on sale from two small, non-core divestitures: (i) our Arizona and Florida-based landscaping operations within FirstService Residential; and (ii) our national accounts commercial painting operations within FirstService Brands, both occurring in the second quarter of 2019. Also included in other income was a small loss in the fourth quarter of the current year on the sale of our College Pro window cleaning operations for nominal consideration, as part of our exit from the College Pro franchise system within the FirstService Brands segment. In conjunction with this sale, we also wound-down our College Pro painting operations at the end of 2019.

Our consolidated income tax rate for the nine month period was negative 14%, compared to 22% of earnings before income tax in the prior year-to-date period, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was affected by the settlement of the LTIA, which is not deductible for tax purposes.

Net loss for the period was $227.6 million, versus net earnings of $90.3 million in the prior year period. The decrease was attributable to the settlement of the LTIA.

The non-controlling interest (“NCI”) share of earnings was $7.9 million for the year, relative to $11.2 million in the prior year period, with the decrease primarily attributable to the significant purchases of NCI in the current year. The NCI redemption increment for 2019 was $16.1 million, versus $13.2 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

At FirstService Residential, revenues were $1.41 billion in 2019, an increase of 13% compared to the prior year. Organic growth was 7% and was driven primarily by strong sales resulting in new contract wins throughout the year across most markets. This segment reported Adjusted EBITDA of $130.6 million in 2019 or 9.2% of revenues, relative to $112.8 million or 9.0% of revenues in the prior year. Operating earnings for 2019 were $104.7 million or 7.4% of revenues, relative to $89.0 million or 7.1% of revenues in the prior year.

Our FirstService Brands operations reported revenues of $995.4 million in 2019, an increase of 47% versus the prior year, comprised of 6% organic growth and the balance from recent acquisitions, principally the acquisition of Global Restoration. Organic growth was largely attributable to double-digit revenue growth at all of our service lines, with the exception of Paul Davis Restoration which experienced milder weather patterns and lower activity levels throughout 2019 compared to the prior year. Adjusted EBITDA for this segment was $118.3 million in 2019 or 11.9% of revenues, relative to $88.4 million or 13.1% of revenues in the prior year. The margins were negatively impacted by our recently acquired Global Restoration operation, which had lower margins than the overall division, and the lower revenue performance at Paul Davis Restoration. Operating earnings were $60.6 million or 6.1% of revenues, versus $55.0 million or 8.1% of revenues a year ago. Our operating earnings margin was further impacted by increased intangible amortization from the acquisition of Global Restoration.

Corporate costs, as presented in Adjusted EBITDA were $13.7 million in 2019 relative to $10.5 million in the prior year. The year-over-year increase primarily reflects the impacts of foreign exchange. On a GAAP basis, corporate costs were $339.7 million versus $16.5 million in the prior year period, with the increase primarily attributable to the settlement of the LTIA in the second quarter of 2019.

Results of operations – year ended December 31, 2018

Our revenues were $1.93 billion for 2018, up 12% relative to 2017. The increase was comprised of organic revenue growth of 6%, with the balance coming from recent acquisitions.

Operating earnings increased 22% to $127.6 million in 2018, while Adjusted EBITDA rose 20% to $190.6 million. Our FirstService Residential division generated earnings growth in 2018 as a result of continued operating margin improvements. Our FirstService Brands division was positively impacted by significant organic revenue growth and acquisition activity in 2018. During the fourth quarter of 2018, we made the decision to wind-down our Service America operations, one of eight property service lines reported within the FirstService Brands division. We have previously indicated that Service America was a small, non-core business, with declining revenues, poor profitability and limited growth prospects. The wind-down of Service America during 2018 did not significantly impact our consolidated full year results.

Depreciation expense was $35.3 million in 2018 relative to $27.7 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment. We also incurred accelerated software depreciation in relation to the wind-down of our Service America operations.

Amortization expense was $17.5 million in 2018 relative to $14.4 million in 2017, with the increase attributable to recent acquisitions in the FirstService Brands segment.

Net interest expense increased to $12.7 million in 2018 from $9.9 million in the prior year, which was attributable to the increase in our average outstanding debt, as well as our weighted average interest rate increasing to 4.0% in 2018 from 3.6% in the prior year.

Our consolidated income tax rate for 2018 was 22%, flat versus the prior year period.

Net earnings were $90.3 million in 2018, compared to $75.0 million in the prior year. The increase was primarily attributable to strong profitability driven mainly by operating margin improvements in the FirstService Residential division and strong organic revenue growth and significant acquisition activity in the FirstService Brands division.

At FirstService Residential, revenues were $1.25 billion in 2018, an increase of 7% compared to the prior year. Organic growth was 4% and was primarily driven by competitive contract wins across our markets. This segment reported Adjusted EBITDA of $112.8 million in 2018 or 9.0% of revenues, relative to $99.9 million or 8.5% of revenues in the prior year. Operating earnings for 2018 were $89.0 million or 7.1% of revenues, relative to $77.6 million or 6.6% of revenues in the prior year. Margin expansion in this division was driven by continued operating improvements and further optimization of labour resources.

Our FirstService Brands operations reported revenues of $676.6 million in 2018, an increase of 22% versus the prior year. Organic growth of 9% was largely attributable to double-digit revenue growth at our California Closets and Century Fire company-owned operations, and within our franchised operations which largely benefit from strong home improvement spending. Adjusted EBITDA for this segment was $88.4 million in 2018 or 13.1% of revenues, relative to $71.7 million or 12.9% of revenues in the prior year. Operating earnings for 2018 were $55.0 million or 8.1% of revenues, versus $44.0 million or 7.9% of revenues in the prior year.

Corporate costs, as presented in Adjusted EBITDA were $10.5 million in 2018 relative to $12.3 million in the prior year. The year-over-year decrease primarily reflects the impact of foreign exchange. On a GAAP basis, corporate costs for 2018 were $16.5 million, compared to $16.6 million in the prior year.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

(derived from audited financial statements prepared in accordance with US GAAP)

	Year ended December 31
	2019	2018	2017	2016	2015

Operations
Revenues	$2,407,210	$1,931,473	$1,729,031	$1,482,889	$1,264,077
Operating earnings (loss)	(174,419)	127,568	104,962	90,550	70,747
Net earnings	(227,631)	90,280	75,047	54,243	38,198

Financial position
Total assets	$1,955,469	$1,007,474	$848,266	$770,964	$600,483
Long-term debt	766,623	334,523	269,625	250,909	201,199
Redeemable non-controlling interests	174,662	151,585	117,708	102,352	77,559
Shareholders' equity	425,887	236,226	192,286	181,028	167,026

Common share data
Net earnings (loss) per common share:
Basic	$(6.58)	1.83	1.43	0.93	0.59
Diluted	(6.58)	1.80	1.41	0.92	0.59

Weighted average common shares outstanding (thousands)
Basic	38,225	35,952	35,909	35,966	36,013
Diluted	38,662	36,571	36,559	36,366	36,425
Cash dividends per common share	$0.60	0.54	0.49	0.44	0.40

Other data
Adjusted EBITDA	$235,182	$190,611	$159,312	$130,324	$103,038
Adjusted EPS	3.00	2.61	1.99	1.62	1.20

Notes:

(1)	Any per share amounts prior to June 1, 2015 in the table above have been calculated using former FirstService Corporation’s share balances and the terms of the June 1, 2015 spin-off. There are differences in accounting policies in 2019 with respect to the new lease standard (ASC 842) and in 2018 with respect to ASC 606 - Revenue from contracts with customers.

(2)	On May 2019, we effected an amendment to our articles that eliminated the multiple voting shares and the “blank cheque” preference shares as part of the authorized capital of FirstService, and re-classified our subordinate voting shares as common shares. The information in the table provided prior to May 10, 2019 relates to the subordinate voting shares and multiple voting shares of FirstService.

Results of operations – fourth quarter ended December 31, 2019

Consolidated operating results for the fourth quarter ended December 31, 2019 were up significantly relative to the results experienced in the comparable prior year quarter, driven by strong top-line growth at our FirstService Brands segment and improved margins at our FirstService Residential operations.

FirstService Residential revenues increased 11%, with Adjusted EBITDA increasing 15% and operating earnings increasing 15% in the fourth quarter ended December 31, 2019 versus the prior year quarter. Performance was primarily driven by 7% organic growth as a result of new contract wins across our markets and strong ancillary services growth.

Our FirstService Brands operations experienced substantial revenue growth of 72% in the fourth quarter ended December 31, 2019 compared to the prior year quarter, with strong contribution from acquisition activity, primarily Global Restoration. Organic growth of 2% for the quarter was driven by strong performance within our Century Fire and California Closets service lines, largely offset by a significant year-over-year decline at our Paul Davis Restoration company-owned operations due to softer weather-related activity levels. FirstService Brands’ Adjusted EBITDA increased 59% in the fourth quarter versus the prior year quarter. Operating earnings increased 26% versus the prior year quarter. The Adjusted EBITDA margin decreased to 11.6% from 12.5% in the prior year quarter, and was principally driven by the lower activity levels and revenue at Paul Davis Restoration, as well as the addition of Global Restoration, with its lower margin profile than the overall FirstService Brands division, to the current quarter results. The operating earnings margin in the segment decreased to 4.2% from 5.8% in the prior year quarter, as a result of increased amortization of backlog and other intangible assets from the Global Restoration acquisition.

Summary of quarterly results - years ended December 31, 2019 and 2018

(in thousands of US$, except per share amounts)

(derived from unaudited interim consolidated financial statement prepared in accordance with US GAAP)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2019
Revenues	$485,655	$573,908	$672,253	$675,594	$2,407,410
Operating earnings	12,930	(268,470)	49,698	31,423	(174,419)
Net earnings	8,145	(275,680)	26,336	13,568	(227,631)
Net earnings per share:
Basic	0.06	(7.48)	0.51	0.13	(6.58)
Diluted	0.06	(7.48)	0.50	0.13	(6.58)

Year ended December 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313	$1,931,473
Operating earnings	11,073	42,350	45,298	28,847	127,568
Net earnings	8,935	29,894	31,664	19,787	90,280
Net earnings per share:
Basic	0.17	0.63	0.72	0.32	1.83
Diluted	0.17	0.62	0.70	0.31	1.80

Other data
Adjusted EBITDA - 2019	$29,150	$65,031	$77,144	$63,857	$235,182
Adjusted EBITDA - 2018	25,414	57,118	59,426	48,653	190,611
Adjusted EPS - 2019	0.30	1.12	0.92	0.66	3.00
Adjusted EPS - 2018	0.25	0.86	0.89	0.62	2.61

Operating outlook

We are committed to a long-term growth strategy that includes average annual organic revenue growth in the mid-single digit range, combined with tuck-under acquisitions within each of our service platforms, resulting in targeted average annual growth in revenues of 10% or higher. We are targeting some incremental operating leverage and higher growth rates for operating earnings, and earnings per share. Economic conditions will negatively or positively impact these target growth rates in any given year.

In our FirstService Residential segment, revenues are expected to increase at a mid-single digit percentage organic growth rate in 2020 primarily from new business wins. Any additional tuck-under acquisitions will augment organic growth. Operating margins for 2020 are expected to be in-line with 2019.

Our FirstService Brands segment is expected to generate mid-single digit percentage organic revenue growth in 2020 primarily from growth of our company-owned operations at California Closets, Paul Davis Restoration, Century Fire, and Global Restoration. Tuck-under acquisitions within our company-owned operations at Paul Davis Restoration, Global Restoration, California Closets and Century Fire will add to organic growth. Operating margins are expected to remain in-line with 2019, unless influenced by further acquisitions of businesses with different margin profiles.

The foregoing contains forward-looking statements, and readers should refer to “Forward-looking statements and risks” below regarding our cautions relating to these forward-looking statements and the material risk factors that could cause actual results to differ materially from these forward-looking statements. The above forward-looking statements are made on the assumption that general economic conditions and the conduct of the Company’s businesses remain as they exist on the date hereof, with none of the material risk factors (as noted under “Forward-looking statements and risks” below) occurring during 2020.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain franchise operations, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically should result in higher revenues and earnings in the fourth quarter.

Liquidity and capital resources

The Company generated cash flow from operating activities of $107.8 million for the year ended December 31, 2019, relative to $99.4 million in the prior year. Operating cash flow was favourably impacted by strong profitability at both of our segments. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

In June 2019, in connection with the acquisition of Global Restoration, we entered into a $890 million amended and restated credit agreement, consisting of our existing $450 million revolving credit facility and a new $440 million term loan (drawn in a single advance). The maturity date of the revolving credit facility remains January 2023, and the maturity date of the term loan is June 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity.

We have outstanding $150 million of senior secured notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of December 31, 2019, the current interest rate is 4.84%. The senior secured notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

During 2019, we invested cash in acquisitions as follows: an aggregate of $579.9 million (net of cash acquired) in fifteen new business acquisitions, $10.1 million in contingent consideration payments related to previously completed acquisitions, and $30.6 million in acquisitions of redeemable non-controlling interests (“RNCI”).

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $14.4 million as at December 31, 2019 (December 31, 2018 - $13.3 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to July 2022. We estimate that a majority of the contingent consideration outstanding as of December 31, 2019 will ultimately be paid.

Capital expenditures for the year were $46.6 million (2018 - $40.6 million), which consisted primarily of office leasehold improvements, new vehicles and productivity-enhancing information technology systems in both of our operating segments.

Net indebtedness as at December 31, 2019 was $645.6 million, versus $268.2 million at December 31, 2018. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. We were in compliance with the covenants contained in our credit agreement and the agreement governing our senior secured notes as at December 31, 2019 and we expect to remain in compliance with such covenants going forward.

The Company declared common share dividends totalling $0.60 per share during 2019, with $0.585 paid in cash during the year and $0.15 paid in January 2020. In February 2020, our Board of Directors approved an increase to our dividend such that, commencing with the quarter ended March 31, 2020, the quarterly dividend would be US$0.165 (a rate of US$0.66 per annum). The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

During the year we distributed $5.7 million (2018 - $6.9 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2019:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$756,470	$12,874	$105,190	$608,406	$30,000
Interest on long term debt	130,801	32,976	59,410	36,687	1,728
Capital lease obligations	10,153	3,896	4,764	1,493	-
Contingent acquisition consideration	14,423	6,269	8,154	-	-
Operating leases	161,564	36,128	61,442	33,914	30,080

Total contractual obligations	$1,073,411	$92,143	$238,960	$680,500	$61,808

At December 31, 2019, we had commercial commitments totaling $6.3 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 4.84%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2019	2018

FirstService Residential	$62,407	$80,631
FirstService Brands	108,576	68,501
	$170,983	$149,132

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2019, the RNCI recorded on the balance sheet was $174.7 million. The purchase prices of the RNCI may be paid in cash or in common shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to net earnings per share for 2019 would be $0.46, and the accretion to Adjusted EPS would be $0.04.

Stock-based compensation expense

One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate. The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP. The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the notional value appreciation plans is re-measured quarterly.

Critical accounting estimates

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified three critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Impairment of goodwill is tested at the reporting unit level. The Company has seven reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed. A quantitative goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for comparable entities with similar operations and economic characteristics. Significant assumptions used in estimating the fair value of each reporting unit include the market multiples of EBITDA.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.3 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2019	2018

Net earnings (loss)	$(227,631)	$90,280
Income tax	27,147	24,922
Other income	(6,015)	(254)
Interest expense, net	32,080	12,620
Operating earnings (loss)	(174,419)	127,568
Depreciation and amortization	79,557	52,772
Settlement of long-term incentive arrangement	314,379	-
Acquisition-related items	7,539	4,504
Stock-based compensation expense	8,126	5,767
Adjusted EBITDA	$235,182	$190,611

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2019	2018

Diluted net earnings per share	$(6.51)	$1.80
Non-controlling interest redemption increment	0.42	0.36
Settlement of long-term incentive arrangement	8.13	-
Acquisition-related items	0.16	0.09
Amortization of intangible assets, net of tax	0.72	0.35
Stock-based compensation expense, net of tax	0.15	0.12
Stock-based compensation tax adjustment for US GAAP change	(0.07)	(0.11)
Adjusted EPS	$3.00	$2.61

We believe that the presentation of Adjusted EBITDA and Adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and Adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Initial adoption of, and changes in, accounting policies

The Company adopted ASU 842, Leases, as of January 1, 2019, using the modified retrospective approach. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to Accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2019 was $1.3 million (2018 - $1.2 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2019, the Company had $2.6 million of loans receivable from minority shareholders (December 31, 2018 - $2.1 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares. The holders of common shares are entitled to one vote in respect of each common share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 41,588,007 common shares. In addition, as at the date hereof 2,022,050 common shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2019. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded fifteen entities acquired by the Company during the 2019 fiscal year from our assessment of internal control over financial reporting as at December 31, 2019. The total assets and total revenues of the fifteen majority-owned entities represent 11.8% and 13.4%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2019.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2019, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 20, 2020 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Changes in internal control over financial reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

FirstService is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, FirstService records the minimum amount in the range. FirstService does not provision for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.

As of February 20, 2020, there are no claims outstanding for which FirstService has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.

Market risk of financial instruments

FirstService is engaged in operating and financing activities that generate risk in three primary areas as set out below. See Note 18 to the Consolidated Financial Statements for additional information regarding these risks. FirstService’s overall risk management program and business practices seek to minimize any potential adverse effects on FirstService’s financial performance. Risk management is carried out by the senior management team and is reviewed by FirstService’s board of directors.

For an understanding of other potential risks, including non-financial risks, see the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2019 available on SEDAR at www.sedar.com, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov.

Foreign exchange

FirstService is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. A majority of FirstService’s revenues in fiscal 2019 were transacted in U.S. dollars. A portion of FirstService’s revenues were denominated in Canadian dollars, which results in foreign currency exposure related to fluctuations between the Canadian and U.S. dollars. FirstService’s head office expenses are incurred in Canadian dollars, which is hedged by Canadian dollar denominated revenue. As an additional part of its risk management strategy, FirstService maintains net monetary asset and/or liability balances in foreign currencies and may engage in foreign currency hedging activities using financial instruments, including currency forward contracts and currency options. FirstService does not use financial instruments for speculative purposes. As at the date of this MD&A, FirstService does not have any such financial instruments.

FirstService’s credit agreement allows FirstService to borrow under its revolving credit facility in Canadian and U.S. dollars. To mitigate any foreign exchange risk related to its Canadian dollar denominated debt, FirstService may from time to time enter into forward foreign exchange contracts to sell Canadian dollars in an amount equal to the principal amount of its Canadian dollar denominated borrowings. As at the date of this MD&A, FirstService does not have any such foreign exchange contracts.

Interest rate

FirstService has no significant interest-bearing assets. FirstService’s income and operating cash flows are substantially independent of changes in market interest rates.

FirstService’s primary interest rate risk arises from its long-term debt under its credit agreement and senior secured notes. FirstService manages its exposure to changes in interest rates by using a combination of fixed and variable rate debt, varying lengths of terms to achieve the desired proportion of variable and fixed rate debt and, from time to time, may enter into hedging/interest rate swap contracts. Fluctuations in interest rates affect the fair value of any hedging/interest rate swap contracts as their value depends on the prevailing market interest rate. Hedging/interest rate swap contracts are monitored on a monthly basis. As at the date of this MD&A, FirstService does not have any such hedging/interest rate swap contracts. An increase (or decrease) in interest rates by 1% would result in a $6.1 million increase (or decrease) in annual interest expense under the credit facility contained in FirstService’s credit agreement.

Credit risk

Credit risk refers to the risk of losses due to failure of FirstService’s customers or other counterparties to meet their payment obligations. Credit risk also arises from deposits with banks. Credit risk with respect to the customer receivables are limited due to the large number of entities comprising FirstService’s customer base and their dispersion across many different service lines. Credit risk with respect to deposits is limited by the use of multiple large and reputable banks.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2019 available on SEDAR at www.sedar.com, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	Although the spin-off is complete, the transaction exposes FirstService to certain ongoing tax and indemnification risks.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.